Underlying supplement no. 13-I
To the prospectus dated April 13, 2023 and
the prospectus supplement dated April 13, 2023

Registration Statement Nos. 333-270004
and 333-270004-01
Dated April 13, 2023
Rule 424(b)(2)

JPMORGAN CHASE & CO.
Notes Linked to the Ensemble.Ai Large Blend Index PR

JPMORGAN CHASE FINANCIAL COMPANY LLC
Notes, Fully and Unconditionally Guaranteed by JPMorgan Chase & Co., Linked to the Ensemble.Ai Large Blend Index PR

Each of JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC may, from time to time, offer and sell notes linked in whole or in part to the Ensemble.Ai Large Blend Index PR (the "**Index**"). The issuer of the notes, as specified in the relevant terms supplement, is referred to in this underlying supplement as the "**Issuer**." The Issuer will be either JPMorgan Chase & Co. or JPMorgan Chase Financial Company LLC. For notes issued by JPMorgan Chase Financial Company LLC, JPMorgan Chase & Co., in its capacity as guarantor of those notes, is referred to in this product supplement as the "**Guarantor**."

This underlying supplement describes the Index and terms that will apply generally to notes linked in whole or in part to the Index and other relevant information. This underlying supplement supplements the terms described in the accompanying product supplement, the prospectus supplement and the prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply to specific issuances of the notes. These term sheets and pricing supplements are referred to generally in this underlying supplement as terms supplements. The accompanying product supplement, the relevant terms supplement or another accompanying underlying supplement will describe any other index or reference asset to which the notes are linked. If the terms described in the relevant terms supplement are inconsistent with those described in this underlying supplement, any other accompanying underlying supplement, the accompanying product supplement, the prospectus supplement or the prospectus, the terms described in the relevant terms supplement will control. In addition, if this underlying supplement and the accompanying product supplement or another accompanying underlying supplement contain information relating to the Index, the information contained in the document with the most recent date will control.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page S-2 of the prospectus supplement, "Risk Factors" in the accompanying product supplement and "Risk Factors" beginning on page US-3 of this underlying supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of the relevant terms supplement, this underlying supplement, any other accompanying underlying supplement, the accompanying product supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

J.P.Morgan

April 13, 2023

TABLE OF CONTENTS

The Issuer and the Guarantor (if applicable) have not authorized anyone to provide any information other than that contained or incorporated by reference in the relevant terms supplement, this underlying supplement, any other accompanying underlying supplement, the accompanying product supplement, the prospectus supplement or the prospectus with respect to the notes offered by the relevant terms supplement and with respect to the Issuer and the Guarantor (if applicable). The Issuer and the Guarantor (if applicable) take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The relevant terms supplement, together with this underlying supplement, any other accompanying underlying supplement, the accompanying product supplement, the prospectus supplement and the prospectus, will contain the terms of the notes and will supersede all other prior or contemporaneous oral statements as well as any other written materials, including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of the Issuer. The information in each of the relevant terms supplement, this underlying supplement, any other accompanying underlying supplement, the accompanying product supplement, the prospectus supplement and the prospectus may be accurate only as of the date of that document.

The notes are not appropriate for all investors and involve a number of risks and important legal and tax consequences that should be discussed with your professional advisers. You should be aware that the regulations of Financial Industry Regulatory Authority, Inc., or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this underlying supplement, any other accompanying underlying supplement, the accompanying product supplement, the prospectus supplement and the prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes under any circumstances in which that offer or solicitation is unlawful.

In this underlying supplement, "we," "us" and "our" refer to the Issuer, unless the context requires otherwise, and "JPMorgan Financial" refers to JPMorgan Chase Financial Company LLC. To the extent applicable, the index described in this underlying supplement is deemed to be one of the "Indices" referred to in the accompanying product supplement.

SUMMARY

All information contained in this underlying supplement regarding the Ensemble.Ai Large Blend Index PR (the "**Index**"), including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information and other information provided by Solactive AG (the "**Index Administrator**") or Turing EAM Solutions, LLC (the "**Technology Party**"), without independent verification. This information reflects the policies of, and is subject to change by, the Index Administrator. The Index is maintained, calculated and published by the Index Administrator. The Index Administrator has no obligation to continue to publish, and may discontinue the publication of, the Index. The Index is reported by the Bloomberg Professional® service under the ticker symbol "SOEAILBP."

The Index tracks the performance of equally weighted allocations to (a) a dynamic "U.S. stock large value" notional portfolio and (b) a dynamic "U.S. stock large growth" notional portfolio, in each case selected using a strategy that seeks outperformance relative to a corresponding benchmark portfolio. Each notional portfolio is constructed by:

- every three years, (a) identifying the 18 mutual funds categorized by Morningstar, Inc. ("**Morningstar**") as "U.S. stock large value" or "U.S. stock large growth," as applicable, that satisfy the Index's eligibility criteria and that demonstrate the strongest historical outperformance relative to the relevant benchmark portfolio and (b) selecting the 12 mutual funds out of those 18 mutual funds whose overweight component stocks, determined in accordance with the Index methodology, demonstrate the strongest historical outperformance relative to the relevant benchmark portfolio; and

- every two weeks, determining the composition of that notional portfolio based on the component stocks of the 12 selected mutual funds at that time, determined in accordance with the Index methodology, that have the highest positive consensus scores. Each component stock's "consensus score" reflects an aggregation of the degree to which that component stock is overweight or underweight relative to the benchmark portfolio across the 12 selected mutual funds, where a more positive consensus score indicates a stronger "overweight" signal than a less positive consensus score and a more negative consensus score indicates a stronger "underweight" signal than a less negative consensus score.

Holdings of mutual funds generally are made publicly available only periodically and only on a delayed basis. Accordingly, the Technology Party uses proprietary technology to attempt to derive estimates of the daily holdings and portfolio weights of the mutual funds referenced by the Index (the "**Replication Technologies**"). The derived daily holdings and portfolio weights of the relevant mutual funds generated by the Replication Technologies, and not the actual daily holdings and portfolio weights of the relevant mutual funds, are used to determine the composition of the Index. No assurance can be given that these derived daily holdings and portfolio weights will correspond to the actual daily holdings and portfolio weights of the relevant mutual funds or that any notional portfolio will outperform its benchmark portfolio.

On each day, the benchmark portfolio for the "U.S. stock large value" notional portfolio reflects the derived daily holdings and portfolio weights of the iShares® Russell 1000 Value ETF (the "**Value ETF**") on that day, and the benchmark portfolio for the "U.S. stock large growth" notional portfolio reflects the derived daily holdings and portfolio weights of the iShares® Russell 1000 Growth ETF (the "**Growth ETF**") on that day, in each case as determined by the Technology Party using the Replication Technologies. Accordingly, the derived daily holdings and portfolio weights of the Value ETF and the Growth ETF generated by the Replication Technologies, and not the actual daily holdings and portfolio weights of the Value ETF and the Growth ETF, are used to determine the composition of the benchmark portfolios.

The Value ETF seeks to track the investment results, before fees and expenses, of an index composed of large- and mid-capitalization U.S. equities that exhibit value characteristics, which is currently the Russell 1000® Value Index. The Russell 1000® Value Index measures the capitalization-weighted price performance of the stocks included in the Russell 1000® Index that are determined by

FTSE Russell to be value oriented, with lower price-to-book ratios and lower forecasted and historical growth. The Russell 1000® Index measures the capitalization-weighted price performance of 1,000 U.S. large-capitalization stocks listed on eligible U.S. exchanges. The Growth ETF seeks to track the investment results, before fees and expenses, of an index composed of large- and mid-capitalization U.S. equities that exhibit growth characteristics, which is currently the Russell 1000® Growth Index. The Russell 1000® Growth Index measures the capitalization-weighted price performance of the stocks included in the Russell 1000® Index that are determined by FTSE Russell to be growth oriented, with higher price-to-book ratios and higher forecasted and historical growth.

On any given day, the closing level of the Index (the "**Index Level**") reflects the weighted performance of the Index constituents (without adjustment for dividends). The Index Level was set equal to 100.00 on March 1, 2005, the base date of the Index. The Index Administrator began calculating the Index on a live basis on October 12, 2021.

See "The Ensemble.Ai Large Blend Index PR" in this underlying supplement for additional information about the Index.

No assurance can be given that the investment strategy used to construct the Index will achieve its intended results or that the Index will be successful or will outperform any alternative index or strategy that might reference component stocks of any mutual fund, the Value ETF or the Growth ETF.

RISK FACTORS

*Your investment in the notes will involve certain risks. Investing in the notes is not equivalent to investing directly in the Index or any of the equity securities underlying the Index (the "**Constituents**"), or any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to, any of the foregoing.* ***You should consider carefully the following discussion of risks, as well as the discussion of risks included in the relevant terms supplement, the accompanying product supplement and any other accompanying underlying supplement, before you decide that an investment in the notes is appropriate for you.***

Capitalized terms used in this section without definition are as defined in "Summary" above.

Risks Relating to the Index

JPMorgan Chase & Co. may be included in the Index.

JPMorgan Chase & Co., and any other issuer of a Constituent, will have no obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

The daily holdings and portfolio weights of mutual funds, the Value ETF and the Growth ETF derived by the Replication Technologies may differ, perhaps significantly, from the actual holdings and portfolio weights of those funds.

Holdings of mutual funds generally are made publicly available only periodically and only on a delayed basis. Accordingly, the Technology Party uses the Replication Technologies to attempt to estimate the daily holdings and portfolio weights of the mutual funds referenced by the Index. The Technology Party also uses the Replication Technologies to attempt to estimate the daily holdings and portfolio weights of the Value ETF and the Growth ETF. The derived daily holdings and portfolio weights of the relevant funds generated by the Replication Technologies, and not the actual daily holdings and portfolio weights of the relevant funds, are used to determine the composition of the Index. No assurance can be given that these derived daily holdings and portfolio weights will correspond to the actual daily holdings and portfolio weights of the relevant funds or that any notional portfolio will outperform its benchmark portfolio. If the Replication Technologies fail to derive holdings and portfolio weights of the relevant funds that are sufficiently related to the actual holdings and portfolio weights of those funds, the performance of the Index and, consequently, the value of the notes, will be adversely affected.

The Index may not be successful or outperform any alternative strategy that might be employed in respect of components of any mutual fund, the Value ETF or the Growth ETF.

The Index follows a notional rules-based proprietary strategy that operates on the basis of pre-determined rules. No assurance can be given that the investment strategy on which the Index is based will be successful or that the Index will outperform any alternative strategy that might be employed in respect of components of any mutual fund, the Value ETF or the Growth ETF.

Every three years, the Technology Party identifies the 18 mutual funds categorized by Morningstar as "U.S. stock large value" or "U.S. stock large growth," as applicable, that satisfy the Index's eligibility criteria and that demonstrate the strongest historical outperformance relative to the relevant benchmark portfolio and selects the 12 mutual funds out of those 18 mutual funds whose overweight component stocks, determined in accordance with the Index methodology, demonstrate the strongest historical outperformance relative to the relevant benchmark portfolio. The 12 selected mutual funds are then referenced in determining the composition of each notional portfolio for the following three years, even if their performance during that three-year period is significantly worse than that of other mutual funds. Past outperformance of the final underlying funds may not be predictive of future outperformance, and no assurance can be given that the overweight components of those mutual funds will continue to outperform the relevant benchmark portfolio, or the other components of those mutual funds, over the following three years.

Every two weeks, the Technology Party determines the composition of each notional portfolio based on the component stocks of the 12 selected mutual funds, determined in accordance with the Index methodology, that have the highest positive consensus scores. Each component stock's "consensus score" reflects an aggregation of the degree to which that component stock is overweight or underweight relative to the benchmark portfolio across the 12 selected mutual funds, where a more positive consensus score indicates a stronger "overweight" signal than a less positive consensus score and a more negative consensus score indicates a stronger "underweight" signal than a less negative consensus score. The weight of each component stock within each notional portfolio is proportional to its consensus score, with a total weight of 100% for all component stocks of that notional portfolio. The Index tracks the performance of equally weighted allocations to the two notional portfolios. No assurance can be given that a stock with a higher consensus score will outperform a stock with a lower consensus score. The Index may underperform either or both benchmark portfolios, and either or both of the Value ETF and the Growth ETF, perhaps significantly. Even if the Index outperforms both benchmark portfolios, it may underperform U.S. equity markets generally. It is possible that the stock selection and weighting methodology of the Index will adversely affect its return and, consequently, the value of the Index and of the notes.

The Index's notional portfolios may not accurately represent "U.S. stock large value" and "U.S. stock large growth" portfolios.

While the Index relies on Morningstar Inc.'s classifications of mutual funds as "U.S. stock large value" or "U.S. stock large growth," a mutual fund receiving either classification may provide exposure to the securities of some, perhaps many, companies that fall outside that classification. As a result, some, perhaps many, of the components of a notional portfolio may not be representative of that portfolio's style classification. In addition, no assurance can be provided that the benchmark portfolios will accurately represent "U.S. stock large value" or "U.S. stock large growth" portfolios, respectively, or that the benchmark portfolios will be more appropriate for the purposes used by the Index than other potential benchmark portfolios that could be used for those purposes.

Concentration risks may adversely affect the value of the notes.

The Index may be concentrated in a limited number of industry sectors. As a result, you may not benefit, with respect to the notes, from the advantages of a diversified investment, and you will bear the risks of a concentrated investment, including the risk of greater volatility than may be experienced in connection with a diversified investment. You should be aware that other investments may be more diversified than the notes in terms of the number and variety of industry sectors.

Your return on the notes will not reflect dividends or other distributions on the Constituents.

Your return on the notes will not reflect the return you would realize if you actually owned the Constituents and received the dividends or other distributions paid on the Constituents. This is because the Index Administrator will calculate the level of the Index, in part, by reference to the closing prices of the Constituents without reflecting the dividends or other distributions paid on the Constituents.

Hypothetical back-tested data relating to the Index do not represent actual historical data and are subject to inherent limitations.

Hypothetical back-tested performance measures of the Index are purely theoretical and do not represent the actual historical performance of the Index and have not been verified by an independent third party. Hypothetical back-tested performance measures have inherent limitations. Hypothetical back-tested performance is derived by means of the retroactive application of a back-tested model that has been designed with the benefit of hindsight. Alternative modeling techniques might produce significantly different results and may prove to be more appropriate. Past performance, and especially hypothetical back-tested performance, is not indicative of future results. This type of information has inherent limitations and you should carefully consider these limitations before placing reliance on such information.

If the prices of the Constituents change, the level of the Index and the market value of your notes may not change in the same manner.

Owning the notes is not the same as owning the Constituents. Accordingly, changes in the prices of the Constituents may not result in a comparable change in the level of the Index or the market value of your notes.

The Index comprises notional assets and liabilities.

The exposure of the Index to its Index Constituents is purely notional and will exist solely in the records maintained by or on behalf of the Index Sponsor. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Consequently, you will not have any claim against any of the reference assets that compose the Index.

The Index has a limited operating history and may perform in unanticipated ways.

The Index was established on October 12, 2021 and therefore has a limited operating history. Past performance should not be considered indicative of future performance.

The Index is subject to market risks.

The performance of the Index is dependent in part on the price performances of the Constituents. As a consequence, your investment in the notes is exposed to the price performances of the Constituents.

The Index Administrator may adjust that Index in a way that affects its level, and the Index Administrator has no obligation to consider your interests.

The Index Administrator is responsible for maintaining the Index. The Index Administrator can add, delete or substitute Constituents or make other methodological changes that could change the level of the Index. You should realize that the changing of Constituents may affect the Index, as a newly added Constituent may perform significantly better or worse than the Constituent it replaces. Additionally, the Index Administrator may alter, discontinue or suspend calculation or dissemination of the Index. Any of these actions could adversely affect the value of the notes. The Index Administrator has no obligation to consider your interests in calculating or revising the Index.

The relevant terms supplement or a separate underlying supplement will provide additional risk factors relating to any other index or reference assets to which the notes are linked.

THE ENSEMBLE.AI LARGE BLEND INDEX PR

All information contained in this underlying supplement regarding the Ensemble.Ai Large Blend Index PR (the "**Index**"), including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information and other information provided by Solactive AG (the "**Index Administrator**") or Turing EAM Solutions, LLC (the "**Technology Party**"), without independent verification. This information reflects the policies of, and is subject to change by, the Index Administrator. The Index is maintained, calculated and published by the Index Administrator. The Index Administrator has no obligation to continue to publish, and may discontinue the publication of, the Index. The Index is reported by the Bloomberg Professional® service under the ticker symbol "SOEAILBP."

The Index tracks the performance of equally weighted allocations to (a) a dynamic "U.S. stock large value" notional portfolio and (b) a dynamic "U.S. stock large growth" notional portfolio, in each case selected using a strategy that seeks outperformance relative to a corresponding benchmark portfolio. Each notional portfolio is constructed by:

- every three years, (a) identifying the 18 mutual funds categorized by Morningstar, Inc. ("**Morningstar**") as "U.S. stock large value" or "U.S. stock large growth," as applicable, that satisfy the Index's eligibility criteria and that demonstrate the strongest historical outperformance relative to the relevant benchmark portfolio and (b) selecting the 12 mutual funds out of those 18 mutual funds whose overweight component stocks, determined in accordance with the Index methodology, demonstrate the strongest historical outperformance relative to the relevant benchmark portfolio; and

- every two weeks, determining the composition of that notional portfolio based on the component stocks of the 12 selected mutual funds at that time, determined in accordance with the Index methodology, that have the highest positive consensus scores. Each component stock's "consensus score" reflects an aggregation of the degree to which that component stock is overweight or underweight relative to the benchmark portfolio across the 12 selected mutual funds, where a more positive consensus score indicates a stronger "overweight" signal than a less positive consensus score and a more negative consensus score indicates a stronger "underweight" signal than a less negative consensus score.

Holdings of mutual funds generally are made publicly available only periodically and only on a delayed basis. Accordingly, the Technology Party uses proprietary technology to attempt to derive estimates of the daily holdings and portfolio weights of the mutual funds referenced by the Index (the "**Replication Technologies**"). The derived daily holdings and portfolio weights of the relevant mutual funds generated by the Replication Technologies, and not the actual daily holdings and portfolio weights of the relevant mutual funds, are used to determine the composition of the Index. No assurance can be given that these derived daily holdings and portfolio weights will correspond to the actual daily holdings and portfolio weights of the relevant mutual funds or that any notional portfolio will outperform its benchmark portfolio.

On each day, the benchmark portfolio for the "U.S. stock large value" notional portfolio reflects the derived daily holdings and portfolio weights of the iShares® Russell 1000 Value ETF (the "**Value ETF**") on that day, and the benchmark portfolio for the "U.S. stock large growth" notional portfolio reflects the derived daily holdings and portfolio weights of the iShares® Russell 1000 Growth ETF (the "**Growth ETF**") on that day, in each case as determined by the Technology Party using the Replication Technologies. Accordingly, the derived daily holdings and portfolio weights of the Value ETF and the Growth ETF generated by the Replication Technologies, and not the actual daily holdings and portfolio weights of the Value ETF and the Growth ETF, are used to determine the composition of the benchmark portfolios.

The Value ETF seeks to track the investment results, before fees and expenses, of an index composed of large- and mid-capitalization U.S. equities that exhibit value characteristics, which is currently the Russell 1000® Value Index. The Russell 1000® Value Index measures the capitalization-weighted price performance of the stocks included in the Russell 1000® Index that are determined by FTSE Russell to be value oriented, with lower price-to-book ratios and lower forecasted and historical growth. The Russell 1000® Index measures the capitalization-weighted price performance of 1,000 U.S. large-capitalization stocks listed on eligible U.S. exchanges. The Growth ETF seeks to track the investment results, before fees and expenses, of an index composed of large- and mid-capitalization U.S. equities that exhibit growth characteristics, which is currently the Russell 1000® Growth Index. The Russell 1000® Growth Index measures the capitalization-weighted price performance of the stocks included in the Russell 1000® Index that are determined by FTSE Russell to be growth oriented, with higher price-to-book ratios and higher forecasted and historical growth.

On any given day, the closing level of the Index (the "Index Level") reflects the weighted performance of the Index constituents (without adjustment for dividends). The Index Level was set equal to 100.00 on March 1, 2005, the base date of the Index. The Index Administrator began calculating the Index on a live basis on October 12, 2021.

No assurance can be given that the investment strategy used to construct the Index will achieve its intended results or that the Index will be successful or will outperform any alternative index or strategy that might reference component stocks of any mutual fund, the Value ETF or the Growth ETF.

Composition of the Index and Index Rebalancing

The first step in constructing each notional portfolio occurs once every three years, when the Technology Party identifies the 18 mutual funds categorized by Morningstar as "U.S. stock large value" or "U.S. stock large growth," as applicable, that satisfy the Index's eligibility criteria and that demonstrate the strongest historical outperformance relative to the relevant benchmark portfolio and selects the 12 mutual funds out of those 18 mutual funds whose overweight component stocks, determined in accordance with the Index methodology, demonstrate the strongest historical outperformance relative to the relevant benchmark portfolio. The most recent selection year as of the date of this underlying supplement was in 2022, and the next selection year will be in 2025. A "**Fund Selection Day**" occurs on the last business day in November of the relevant selection year. The 12 mutual funds identified on a Fund Selection Day for each notional portfolio are used in determining the composition of that notional portfolio beginning on the first Selection Day (as defined below) occurring on or after the following December 30th.

The second step in constructing each notional portfolio occurs approximately every two weeks, when the Technology Party determines the composition of that notional portfolio based on the component stocks of the 12 selected mutual funds at that time, determined in accordance with the Index methodology, that have the highest positive consensus scores, determined as described below. The weight of each component stock within each notional portfolio is proportional to its consensus score, with a total weight of 100% for all component stocks of that notional portfolio. The Index tracks the performance of equally weighted allocations to the two notional portfolios.

The Index is rebalanced after the close of business on every second Monday (each, a "**Rebalance Day**") based on the composition of the Index determined on the immediately preceding Friday (the "**Selection Day**"), *provided* that, if a given Monday is not a trading day as determined by the Index Administrator, the Rebalance Day will be the immediately following trading day.

Determining the fund universe for each notional portfolio. On each Fund Selection Day (*i.e.*, once every three years), the universe of eligible actively managed mutual funds to be referred in selecting each notional portfolio (a "**fund universe**") consists of each mutual fund included by Morningstar in its "U.S. stock large value" asset class (in the case of the "U.S. stock large value" notional portfolio) or its "U.S. stock large growth" asset class (in the case of the "U.S. stock large growth" notional portfolio), as applicable, that satisfies the following requirements as of that Fund Selection Day:

- the relevant fund is not identified by Morningstar as a mutual fund that is an index fund;

- the relevant fund has a ticker, as reported by Morningstar;

- the relevant fund has assets of $250 million or greater, as reported by Morningstar;

- the relevant fund holds 30 or more stocks and fewer than 400 stocks (based on the average holdings data provided by Morningstar from the first day of September in the selection year through the relevant Fund Selection Day); and

- the relevant fund has performance data available from Morningstar for the 35-month evaluation period described below.

Any fund for which Morningstar does not provide the data required to make the determinations above is not eligible to be included in a fund universe. In the case of a fund with multiple share classes, only the share class with the longest period for which performance data is available from Morningstar is eligible for inclusion in a fund universe.

Determining the preliminary underlying funds for each notional portfolio. On each Fund Selection Day (*i.e.*, once every three years), the funds in the fund universe for each notional portfolio are evaluated using the following process in order to determine 18 preliminary underlying funds for each notional portfolio:

- calculate the twenty-four rolling 12-month total returns (*i.e.*, with distributions assumed to be notionally reinvested), using a monthly step, for each fund in each fund universe over a 35-month evaluation period ending on the relevant Fund Selection Day;

  - For example, in the case of the Fund Selection Day falling in November 2016, the first rolling 12-month total returns were calculated over the period from and including January 2014 to and including December 2014, and the last rolling 12-month total returns were calculated over the period from and including December 2015 to and including November 2016.

- calculate the twenty-four rolling 12-month total returns (*i.e.*, with distributions assumed to be notionally reinvested), using a monthly step, for the relevant benchmark portfolio over the 35-month evaluation period ending on the relevant Fund Selection Day;

- determine for each fund the percentage (the "**preliminary success rate**") of its twenty-four rolling 12-month total returns for which that fund outperformed its benchmark portfolio; and

- select as the "**preliminary underlying funds**" for each notional portfolio, the 18 funds in the fund universe for that notional portfolio with the highest preliminary success rates, *provided* that, if there are multiple funds from the same fund family, only the fund in that fund family with the highest preliminary success rate among the funds in that fund family is eligible to be included among the preliminary underlying funds. If two funds from the same fund family have the same preliminary success rate, the fund with the larger assets under management will be deemed to have a higher preliminary success rate. In addition, if two funds not from the same fund family have the same preliminary success rate, the fund with the larger assets under management will be deemed to have a higher preliminary success rate.

Determining the final underlying funds for each notional portfolio. On each Fund Selection Day (*i.e.*, once every three years), the preliminary underlying funds for each notional portfolio are evaluated using the following process in order to determine 12 final underlying funds for each notional portfolio:

- eliminate any fund that, under the automated or manual quality control processes employed by the Technology Party in connection with the Replication Technologies, is found to have a poor replication estimation result, as determined by the Technology Party, *provided* that, if more than three funds are eliminated under this provision, additional funds will be added to the preliminary underlying funds, using the process described above by which the original preliminary underlying funds were selected, until there are 15 preliminary underlying funds that satisfy this requirement;

- in connection with each Selection Day during the 35-month evaluation period ending on the relevant Fund Selection Day (*i.e.*, approximately every two weeks), create a "**high-**

conviction sub-portfolio" for each remaining preliminary underlying fund in the following manner:

- identify for that fund on that Selection Day each derived component stock of that fund that has a derived portfolio weight, in each case as determined by the Technology Party using the Replication Technologies, that is higher than the weight of that component stock in the relevant benchmark portfolio (each, an "**overweight stock**"), as well as the difference between that derived portfolio weight of that overweight stock and its weight in the relevant benchmark portfolio (for this purpose, the "**overweight amount**");

- rank the overweight stocks for that fund on that Selection Day in descending order by their overweight amounts on that Selection Day;

- calculate for that fund on that Selection Day the "**total overweight amount**" as the sum of the overweight amounts of its overweight stocks on that Selection Day, identify the highest-ranked overweight stocks for that fund with an aggregate overweight amount of more than 80% of the total overweight amount and exclude the lowest-ranked stock that results in the total aggregate overweight amount exceeding 80% (the remaining highest-ranked overweight stocks, the "**high-conviction overweight stocks**"); and

- set the weight of each high-conviction overweight stock in the high-conviction sub-portfolio for that fund to be proportional to its derived portfolio weight in that fund, with a total weight of 100% for all high-conviction overweight stocks in that high-conviction sub-portfolio;

- calculate the rolling 12-month total returns (*i.e.*, with distributions assumed to be notionally reinvested), using a daily step, for the high-conviction sub-portfolio (as rebalanced approximately every two weeks to reflect the then-current high-conviction sub-portfolio) for the remaining preliminary underlying funds over a 35-month evaluation period ending on the relevant Fund Selection Day;

  - For example, in the case of the Fund Selection Day falling in November 2016, the first rolling 12-month total returns were calculated over the period from and including January 2014 to and including December 2014, and the last rolling 12-month total returns were calculated over the period from and including December 2015 to and including November 2016.

- calculate the rolling 12-month total returns (*i.e.*, with distributions assumed to be notionally reinvested), using a daily step, for the relevant benchmark portfolio over the 35-month evaluation period ending on the relevant Fund Selection Day;

- determine for each fund the percentage (the "**success rate**") of its daily 12-month total returns over the 35-month evaluation period for which that fund's high-conviction sub-portfolio outperformed its benchmark portfolio; and

- select as the "**final underlying funds**" for each notional portfolio the 12 remaining preliminary underlying funds for that notional portfolio with the highest success rates, *provided* that, if two funds have the same success rate, the fund with the larger assets under management will be deemed to have a higher success rate. If any final underlying fund ceases operation, that final underlying fund will be eliminated, and from that point the composition of the notional portfolio referencing that final underlying fund will be constructed from the remaining final underlying funds.

Determining the composition of each notional portfolio. On each Selection Day (*i.e.*, approximately every two weeks), the composition of each notional portfolio is determined as follows:

- for each final underlying fund, identify each derived component stock of that fund that is also included in the relevant benchmark portfolio (each, an "**eligible stock**"), and determine the positive difference between the derived portfolio weight of that eligible stock in that fund and its weight in the relevant benchmark portfolio (for this purpose, the "**overweight amount**," if the derived portfolio weight of that eligible stock is greater than its benchmark portfolio weight, or the "**underweight amount**," if the derived portfolio weight of that eligible stock is greater than its benchmark portfolio weight);

- assign a numerical consensus score to each eligible stock based on its overweight amounts and/or underweight amounts across the final underlying funds, where each overweight amount contributes positively to the consensus score of that eligible stock, with a higher overweight amount contributing more positively than a lower overweight amount, and where each underweight amount contributes negatively to the consensus score of that eligible stock, with a higher underweight amount contributing more negatively than a lower underweight amount;

- rank each eligible stock that has a positive consensus score on that Selection Day in descending order by their consensus scores on that Selection Day;

- select as the component stocks of that notional portfolio on that Selection Day the 50 highest-ranked eligible stocks (or, if there are fewer than 50 eligible stocks with a positive consensus score on that Selection Day, all of the eligible stocks with a positive consensus score on that Selection Day); and

- set the weight of each component stock of that notional portfolio on that Selection Day to be proportional to its consensus score, with a total weight of 100% for all component stocks of that notional portfolio.

Determining the composition of the Index and rebalancing the Index. On each Selection Day (*i.e.*, approximately every two weeks), the composition of the Index is determined by allocating 50% of the Index's exposure to each of its two notional portfolios. If a component stock is included in only one notional portfolio on that Selection Day, the weight of that component stock in the Index will be 50% of its weight in that notional portfolio. If a component stock is included in both notional portfolios on that Selection Day, the weight of that component stock in the Index will be its average weight across both notional portfolios. The Index will be rebalanced to reflect these weights on the immediately succeeding Rebalance Day.

Calculation of the Index Level

The Index Administrator will calculate and publish the Index Level in respect of each weekday from Monday to Friday on which the New York Stock Exchange is open for general business (each, a "**Calculation Day**"). The Index Level will be rounded to two decimal places.

The Index Level was set equal to 100.00 on March 1, 2005, the base date of the Index. The calculation of the Index Level for each subsequent Calculation Day takes into account the Index Level in respect of the immediately preceding Calculation Day and the weighted performance of the component stocks (without adjustment for any dividends) since the immediately preceding Calculation Day.

As part of the maintenance of the Index, the Index Administrator will consider various events (also referred to as corporate actions) that result in an adjustment to the Index between two regular Rebalance Days. These events may have a material impact on the price, weighting or overall integrity of component stocks. Under certain circumstances, an adjustment of the Index may be necessary between two regular Rebalance Days. An adjustment will be made if a corporate action in relation of a component stock occurs. An adjustment may relate to a component stock and/or may also affect the number of component stocks and/or the weighting of certain component stocks. Adjustments in response to corporate actions will be implemented from the cum-day to the ex-day of the corporate action, so that the adjustment to the Index coincides with the occurrence of the price effect of the respective corporate action.

In periods of market stress, the Index Administrator seeks to calculate the Index in accordance with its disruption policy. Market stress can arise due to a variety of reasons, but generally results in inaccurate or delayed prices for one or more component stocks. The determination of the Index may be limited or impaired at times of illiquid or fragmented markets and market stress.

The Index Administrator will endeavor to correct all errors that have been identified within a reasonable period of time.

Oversight

An oversight committee composed of staff from the Index Administrator and its subsidiaries (the "**Oversight Committee**") is responsible for decisions regarding any amendments to the rules of the Index.

Disclaimer

JPMorgan Chase & Co. or its affiliate has entered into an agreement with Solactive AG ("**Solactive**") providing it and certain of its affiliates or subsidiaries, including JPMorgan Financial, with a license and, for a fee, with the right to use the Index, which is owned and published by Solactive, in connection with the securities, including the notes.

Solactive is the licensor and Turing is the sub-licensor of the Solactive Ensemble.Ai™ Large Blend Index PR (the "**Index**"). The notes are not sponsored, endorsed, promoted or sold by Solactive in any way and Solactive makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the notes; (b) the quality, accuracy and/or completeness of the Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the Index. Solactive and Turing do not guarantee the accuracy and/or the completeness of the Index and will not have any liability for any errors or omissions with respect thereto. Notwithstanding Solactive's and Turing's obligations to its licensees, Solactive and Turing reserve the right to change the methods of calculation or publication with respect to the Index and Solactive will not be liable for any miscalculation of or any incorrect, delayed or interrupted publication with respect to the Index. Solactive will not be liable for any damages, including, without limitation, any loss of profits or business, or any special, incidental, punitive, indirect or consequential damages suffered or incurred as a result of the use (or inability to use) of the Index.